EXHIBIT 99

The Dow Chemical Company
Investor Relations
Midland, MI 48674

Media Contact: **Analyst Contact:**
Chris Huntley   John Wilson
The Dow Chemical Company   The Dow Chemical Company
989-636-2876   989-636-1375

MIDLAND, Mich (October 3, 2005) - The Dow Chemical Company (Dow) announced today that its wholly-owned subsidiary, Union Carbide Corporation, has agreed to the sale of its indirect 50 percent interest in UOP LLC to Honeywell. Honeywell currently owns the remaining 50 percent interest in UOP. The sale price is $825 million plus or minus half of the net cash in the venture at closing.

The transaction, which is subject to regulatory review, is expected to close in the final quarter of 2005.

Announcing the sale, Dow Chief Executive Officer, Andrew Liveris, explained that despite the success of the joint venture with Honeywell, UOP is not considered strategic to Dow's future growth agenda.

"This is a good business and one that has made a steady contribution to Union Carbide and to Dow for a number of years," he explained. "As we move forward with our strategic agenda, however, we believe that our goal of maximizing the value of the business to Dow is best realized through this sale to our joint venture partner."

UOP has been a joint venture between UCC and Honeywell since August 1988. It is a leading international supplier and licensor of process technology, catalysts, process plants and consulting services to the petroleum refining, petrochemical and gas processing industries. The company employs about 3,000 people at its facilities in the United States, Europe and Asia and last year had sales of approximately $1.2 billion.

Dow is a leader in science and technology, providing innovative chemical, plastic and agricultural products and services to many essential consumer markets. With annual sales of $40 billion, Dow serves customers in 175 countries and a wide range of markets that are vital to human progress: food, transportation, health and medicine, personal and home care, and building and construction, among others. Committed to the principles of sustainable development, Dow and its 43,000 employees seek to balance economic, environmental and social responsibilities.

References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted. Union Carbide Corporation is a wholly owned subsidiary of The Dow Chemical Company.